UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BEGUN               MICHELLE A.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT HUMAN RESOURCES

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  01/31/97    B    V   1,091         A  $7.0125                     D
Common Stock                                  05/28/97    J        1,000         D  $0.0000                     D
Common Stock                                  05/30/97    S        2,000         D  $20.5000     7,998          D
Common Stock                                  05/28/97    J        500           A  $0.0000                     I  by Daughter 1
Common Stock                                  05/30/97    S        500           D  $20.5000     0              I  by Daughter 1
Common Stock                                  05/28/97    J        500           A  $0.0000                     I  by Daughter 2
Common Stock                                  05/30/97    S        500           D  $20.5000     0              I  by Daughter 2

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $1.8000                                                                    11/01/91(1)  06/21/01
to buy)
Incentive Stock Option (right  $4.0000                                                                    08/01/96(2)  07/15/02
to buy)
Incentive Stock Option (right  $8.0000                                                                    03/31/94(3)  06/30/03
to buy)
Incentive Stock Option (right  $7.6300                                                                    03/31/95(4)  07/26/04
to buy)
Non-Qualified Stock Option     $9.0500                                                                    (5)          10/06/05
(right to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96(6)  01/05/06
to buy)
Non-Qualified Stock Option     $10.6250                                                                   08/01/99(7)  01/05/06
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00(8)  07/17/06
(right to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00(8)  07/17/06
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Incentive Stock Option (right            Common Stock                   6,750                     6,750         D
to buy)
Incentive Stock Option (right            Common Stock                   4,500                     4,500         D
to buy)
Incentive Stock Option (right            Common Stock                   13,750                    13,750        D
to buy)
Incentive Stock Option (right            Common Stock                   17,250                    17,250        D
to buy)
Non-Qualified Stock Option               Common Stock                   13,583                    13,583        D
(right to buy)
Incentive Stock Option (right            Common Stock                   12,578                    12,578        D
to buy)
Non-Qualified Stock Option               Common Stock                   672                       672           D
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,195                     8,195         D
(right to buy)
Incentive Stock Option (right            Common Stock                   9,138                     9,138         D
to buy)

Explanation of Responses:

(1)
Option is exercisable quarterly as to 4,000 shares with vesting commencing on 8/1/91, and the remaining 2,750 shares become 100%
exercisable on 8/1/95.
(2)
Option becomes 100% exercisable on 8/1/96.
(3)
Option begins vesting as to 8,750 shares on 1/1/94 and is exercisable quarterly as to 3,000 shares in 1994, 2,750 shares in 1995,
1,750 shares in 1996, and 1,250 shares in 1997.  The remaining 5,000 shares vest 100% on 8/1/97.
(4)
Option begins vesting as to 6,750 shares on 1/1/95 and is exercisable as to 562 shares quarterly.  The remaining 10,500 shares vest
100% on 8/1/98.
(5)
Vests and is exercisable 100% six months following a "change of control" of the company.
(6)
Option begins vesting on 1/1/96 and is exercisable quarterly (after 7/5/96) as to 1,583 shares in 1996 and 1,584 shares in 1997.
The remaining 9,411 shares vest 100% on 8/1/99.
(7)
Option becomes 100% exercisable on 8/1/99.

SIGNATURE OF REPORTING PERSON
/S/ MICHELLE A. BEGUN
DATE:  JUNE 10, 1997